Exhibit 99.1
LJ International to Present at the Rodman & Renshaw 2010 Annual
Global Investment Conference
HONG KONG, September 9, 2010 — LJ International Inc. (LJI) (NasdaqGM: JADE), a leading jewelry manufacturer and retailer, announced today they will present at the Rodman & Renshaw 2010 Annual Global Investment Conference. The conference will be held September 12-15, 2010, at The New York Palace Hotel.
Mr. Ringo Ng will be speaking on Monday, September 13, 2010 at 3.40pm Eastern Time in the Kennedy II Salon — 4th floor. Additional one-on-one investor meetings will be scheduled in and around the conference.
“We are pleased to be part of the Rodman & Renshaw Conference. As part of our ongoing efforts to widen investor outreach and communicate the LJ International opportunity to existing and new investors, the Rodman conference is an ideal venue to meeting the buy-side. We look forward to providing updates on all aspects of our business,” stated Mr. Ng.
About the 2010 Annual Global Investment Conference
Rodman & Renshaw, LLC will host its 2010 Annual Healthcare Conference in New York from September 12-15, 2010 at the New York Palace. The conference will feature corporate presentations from companies in the following tracks devoted to Healthcare, China, Metals & Mining, Energy, Technology, Cleantech, Community and Regional Banks, and REITs. The Conference will include corporate presentations and Q & A sessions, investor one-on-one meetings and daily networking opportunities.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
Contacts

Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Mr. Richard E. Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@cooperglobalcommunications.com
www.ljintl.com	rcooper@cooperglobalcommunications.com
www.cooperglobalcommunications.com